EXHIBIT 99.1

Fury Intercepts up to 279 g/t Gold over 1.5m at Percival Main

VANCOUVER, Canada – November 6, 2023 - Fury Gold Mines Limited (TSX: FURY, NYSE American: FURY) ("Fury" or the "Company") is pleased to announce results for the first five 2023 core drill holes from the Percival Main prospect, located 14 kilometers (km) east of the high-grade Eau Claire gold deposit in the Eeyou Istchee Territory in the James Bay region of Quebec. Drill hole 23KP-015 targeted a 70 meter (m) step out from the 2022 drilling on the eastern flank of the known Percival Main mineralization and intercepted 279 g/t Au over 1.5 m, 5.0m of 2.68 g/t gold and 7.5m of 2.31 g/t gold (Table 1 and Figure 1).  Drill hole 23KP-015 is on the easternmost section completed to date at Percival Main which remains open in all directions.

Three drill holes targeted the westerly continuation of the high-grade intercept reported from drill hole 22KP-008 (13.5m of 8.05 g/t Au – see news release dated December 21, 2022). These drill holes intercepted 22.5m of 0.52 g/t gold from 23KP-009; 19.5m of 0.66 g/t gold from 23KP-010 and; 52.5m of 0.34 g/t gold from 23KP-011 (Figure 1 and Table 1). Results for a single hole testing the easterly continuation of the same 2022 intercept encountered additional broad zones of mineralization including 48.5m of 0.86 g/t gold, 16.5m of 1.42 g/t gold, including 11.55 g/t gold over 1.5m, and 14m of 1.09 g/t gold from 23KP-012 (Figure 1 and Table 1). Notably, the intercepts reported from drill hole 23KP-012 occur approximately 125m down plunge to the east of the reported 2022 drill intercept of 8.05 g/t gold over 13.5m (see news release dated December 21, 2022).

“The Percival Prospect has been an important focus for Fury given its potential for additional discovery. Today’s results are exciting in that they represent the third highest-grade intercept reported for the entire Eau Claire project and the furthest step out to the east, giving us renewed confidence in our geological assumptions,” commented Tim Clark, CEO of Fury. “Looking forward, we have an additional 3,700m of drill results still pending from Percival, including two holes targeting biogeochemical anomalies further east of Percival Main along the highly prospective Cannard Deformation Zone. As for the Eau Claire resource, our drill remains in operation with additional results expected in the coming weeks and months.”

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Table 1: 2023 Percival Main Drill Highlights to Date

Hole ID		From	To	Length (m)	Au (g/t)
23KP-009	[1]	221	243.5	22.50	0.52
	Incl.[2]	230	231	1.00	2.15
	And[2]	238.5	240	1.50	1.42
	[1]	400.5	406.5	6.00	0.31
23KP-010	[2]	230	231	1.00	2.15
	[1]	268.5	288	19.50	0.66
	[1]	370.5	373.5	3.00	0.28
	[1]	432	442	10.00	0.31
	[1]	462	465	3.00	0.33
	[1]	472.5	483	10.50	0.32
23KP-011	[1]	250.5	251	0.50	2.57
	[1]	399	406	7.00	1.00
	Incl.[2]	399	402.5	3.50	1.59
	[1]	430	434	4.00	0.38
	[1]	624	676.5	52.50	0.34
	[2]	638.5	640	1.50	2.11
	[2]	645.5	648.5	3.00	1.40
	[1]	691	701.5	10.50	0.40
23KP-012	[1]	310	358.5	48.50	0.86
	Incl. [2]	325	331.5	6.50	2.06
	And[2]	339	345	6.00	1.96
	And[2]	354	357	3.00	1.53
	[1]	373.5	390	16.50	1.42
	Incl. [2]	373.5	375	1.50	11.55
	[1]	423	424.5	1.50	0.65
	[1]	441	455	14.00	1.09
	Incl. [2]	444	450	6.00	1.78
	[1]	487	488	1.00	1.45
	[1]	591	600	9.00	0.43
	[1]	613.5	615.5	2.00	0.83
	[1]	660	666	6.00	0.54
23KP-015	[2]	344	345.5	1.50	279.00
	[1]	412.5	432.5	20.00	1.20
	Incl. [2]	412.5	417.5	5.00	2.68
	[2]	420.5	422	1.50	4.55
	[1]	449	456.5	7.50	0.64
	Incl. [2]	452	453.5	1.50	1.62
	[1]	497	507	10.00	1.88
	Incl. [2]	497	504.5	7.50	2.31
	[2]	564	565.5	1.50	1.56

1. Intervals - Au grade*thickness no less than 0.25 g/t*m with grade is no less than 0.25 g/t, maximum consecutive dilution 6m

2. Intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m

Downhole thickness was used due to the unknown zone orientations

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Percival Prospect – Significant Potential for Discovery

Extension of High-Grade Gold Down Plunge

23KP-009
Looking North
23KP-009[1]
0.52 g/t Au over 22.5m
23KP-010[1]
0.66 g/t Au over 19.5m
22KP-008[3]
8.05 g/t Au over 13.5m
incl. 25.80 g/t Au over 3.0m
23KP-012[1]
0.86 g/t Au over 48.5m
incl.[2] 2.06 g/t Au over 6.5m
and[2] 1.96 g/t Au over 6m
23KP-011[1]
0.34 g/t Au over 52.5m
22KP-008
23KP-009
23KP-010
23KP-011
22KP-005
23KP-012
23KP-015
Percival Main
500m to Percival East
23KP-015[2]
279 g/t Au over 1.5m
23KP-015[1]
1.2 g/t Au over 20m
22KP-005[3]
4.38 g/t Au over 7.5m
incl. 8.74 g/t Au over 3.0m
5.51 g/t Au over 3.0m
incl. 9.23 g/t Au over 1.5m
23KP-015[1]
1.88 g/t Au over 10m
incl.[2] 2.31 g/t Au over 7.5m
23KP-012[1]
1.42 g/t Au over 16.5m
incl.[2] 11.55 g/t Au over 1.5m
23KP-012[1]
1.09 g/t Au over 14m
incl.[2] 1.78 g/t Au over 6m
OPEN
150 m
Legend
Fury Drill Hole
Historical Drill Hole
Results Pending
Drill Intercept/
Gold Interpolant
Au (g/t)
10
5
2.5
1
0.5
Eau Claire
Snake Lake
Serendipity
Percival

1. Au grade*thickness no less than 0.25 g/t*m with grade is no less than 0.25 g/t, maximum consecutive dilution 6m
2. Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m
3. Main Intervals - Au grade*thickness no less than 2 g/t*m with grade is no less than 1 g/t, maximum consecutive dilution 2m ; Sub-Intervals - Au grade*thickness no less than 7 g/t*m with grade is no less than 3.5 g/t, maximum consecutive dilution 2m

Figure 1: Percival long section depicting the locations of the current and pending 2023 drill holes in relation to the 2022 and historical drill intercepts.

Percival Prospect

The Percival Prospect is situated 14km east of the Eau Claire Deposit along the Cannard Deformation Zone which is one of the primary controls on gold mineralization within the region. Gold mineralization at Percival Main is currently represented by a 500m by 100m footprint with high-grade gold being defined to 300m below surface hosted within folded sulphidized and silicified breccia bodies. The 2023 drilling targeted down plunge extensions of the high-grade mineralization reported in 2022 in drill holes 22KP-008 (13.5m of 8.05 g/t gold, including 3.00m of 25.8 g/t Au) and 22KP-005 (7.5m of 4.38 g/t Au). Drill hole 23KP-015 targeted the eastern flank of Percival Main and intercepted 279 g/t gold over 1.5m in a 70m step out from previous drilling. The three drill holes to the west successfully extended the gold mineralized zone by 65m with intercepts of up to 52.5m of 0.34 g/t gold from 23KP-011 and 19.5m of 0.66 g/t gold from drill hole 23KP-010 (Table 1 and Figure 1). Drill hole 23KP-012 was drilled to the east of 22KP-008 and intercepted three large zones of gold mineralization across 100m of core length with highlights of 48.5m of 0.86 g/t gold including 6.5m of 2.06 g/t gold and 6.0m of 1.96 g/t gold along with 16.5m of 1.42 g/t gold including 1.5m of 11.55 g/t Au.

Results are pending for an additional 2050m of drilling completed at Percival Main as well as over 1600m of drilling testing biogeochemical anomalies along the Percival Trend to the east of Percival Main (Figure 2). All pending drill holes have intercepted zones of sulphide-bearing silicified breccia underlying the gold biogeochemical anomalies (Figure 2).

“The 2023 Percival drill program has proven the concept that the mineralized system persists along a planar structure despite the geology being structurally complex. We have intercepted extremely high-grade gold as well as broad zones of gold mineralization which speak to the strength of the mineralized system at Percival and the overall potential of the 100 km long Cannard Deformation Zone. Our entire team is excited about the remaining results pending from Percival Main and the exploration holes testing targets out to the east which have all intercepted the targeted silica-rich sulphide bearing breccia bodies,” stated Bryan Atkinson, SVP Exploration at Fury.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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Figure 2: Plan view of the Percival Trend showing the two drill holes testing the prioritized biogeochemical anomalies in relation to 2023, 2022 and historical drill intercepts.

Sampling and Assaying Disclosure

Analytical samples for the Drill Program were taken by sawing NQ diameter core into equal halves on site with one half sent to ALS Chemex in Val D’or, Quebec, Canada for preparation and analysis. All samples were assayed using a 50 g nominal weight fire assay with inductively coupled plasma – atomic emission spectrometry finish (Au-ICP22) and multi-element four acid digest ICP-AES/ICP-MS method (ME-MS61). Where Au-ICP22 results were greater than 0.5 ppm Au the assay was repeated with a 50 g nominal weight fire assay with atomic absorption finish (Au-AA24). Samples containing more than 10 ppm by Au-AA24 were re-assayed with 50 g nominal weight fire assay with gravimetric finish (Au-GRA22). QA/QC programs using internal standard samples, field and lab duplicates and blanks indicate good overall accuracy and precision.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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David Rivard, P.Geo, Exploration Manager at Fury, is a "qualified person" within the meaning of Canadian mineral projects disclosure standards instrument 43-101 and has reviewed and approved the technical disclosures in this press release.

About Fury Gold Mines Limited

Fury Gold Mines Limited is a well-financed Canadian-focused mineral exploration company positioned in two prolific mining regions across Canada and holds a 59.5 million common share position in Dolly Varden Silver Corp (22%). Led by a management team and board of directors with proven success in financing and advancing exploration assets, Fury intends to grow its multi-million-ounce gold platform through rigorous project evaluation and exploration excellence. Fury is committed to upholding the highest industry standards for corporate governance, environmental stewardship, community engagement and sustainable mining. For more information on Fury Gold Mines, visit www.furygoldmines.com.

For further information on Fury Gold Mines Limited, please contact:

Margaux Villalpando, Manager Investor Relations

Tel: (844) 601-0841

Email: info@furygoldmines.com

Website: www.furygoldmines.com

Forward-Looking Information and Additional Cautionary Language

This release includes certain statements that may be deemed to be "forward-looking information" or "forward-looking statements" within the meaning of applicable securities laws, which relate to the future operations of the Company and other statements that are not historical facts. Specific forward-looking information contained in this release primarily relates to statements that suggest that future work at Eau Claire will potentially increase or upgrade the estimated gold resources.

There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially. Although the Company believes that the assumptions and expectations reflected in those forward-looking statements were reasonable at the time such statements were made, there can be no assurance that such assumptions and expectations will prove to be correct. Exploration is a high-risk enterprise.

Readers should refer to the risks discussed in the Company's Annual Information Form and MD&A for the year ended December 31, 2022, and subsequent continuous disclosure filings with the Canadian Securities Administrators available at www.sedarplus.ca and the Company's Annual Report including the Base Shelf Prospectus available at www.sec.gov. Readers should not place heavy reliance on forward-looking information, which inherently can only be meaningful as of the date made.

Fury Gold Mines Limited 1630 - 1177 West Hastings Street, Vancouver, BC, Canada V6E 2K3	TSX: FURY NYSE American: FURY www.furygoldmines.com

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